UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: October 2024

Commission File Number: 001-39368

MAXEON SOLAR TECHNOLOGIES, LTD.
(Exact Name of registrant as specified in its charter)

8 Marina Boulevard #05-02
Marina Bay Financial Centre
018981, Singapore
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Maxeon’s Leadership Changes

On October 16, 2024, Maxeon Solar Technologies, Ltd. (the “Company”) issued a press release announcing that William Patrick Mulligan III, in connection with his retirement at the end of January 2025, has stepped down as the Company’s Chief Executive Officer (“CEO”) and member of its board of directors (the “Board”), and George Guo, has been appointed CEO and member of its Board, effective October 11, 2024. Mr. Mulligan will aid the leadership transition through January. A copy of the press release is filed herewith as Exhibit 99.1.

In compliance with Section 168 of the Companies Act 1967 of Singapore, the Company discloses that in connection with his stepping down as the Company’s CEO and member of the Board and in accordance with his employment agreement, the Company will provide Mr. Mulligan the following: a. lump sum payment of $700,000 reflecting his annual base salary, b. lump sum payment of $48,000 for health insurance coverage, and c. acceleration of 3,368 restrictive stock units and 4,518 performance restricted stock units, which at October 15 closing stock price are valued at $48,735.

The aggregate value of the compensation described in clauses a through c above, does not exceed the total emoluments paid to Mr. Mulligan during 2023.

Additionally, Lindsey Roon Wiedmann will step down as Chief Legal & Sustainability Officer of the Company effective November 1, 2024. The Company plans to appoint Frank Jeng as Interim Chief Legal Officer effective November 1, 2024. Mrs. Wiedmann’s last date of employment with the Company will be January 10, 2025 to help with transition matters.

Incorporation By Reference

The information contained in this report is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-271971), Form F-3 (File No. 333-265253), Form F-3 (File No. 333-268309), Form S-8 (File No. 333-277501) and Form S-8 (File No. 333-241709), each filed with the Securities and Exchange Commission.

EXHIBITS

Exhibit Title

99.1	Press release dated October 16, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAXEON SOLAR TECHNOLOGIES, LTD. (Registrant)

October 16, 2024	By:	/s/ Kenneth Bryan Olson
Kenneth Bryan Olson
Interim Chief Financial Officer